SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarifications of Recent News Items

(Rio de Janeiro, January 15, 2009). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, in response to written notice received from the Securities and Exchange Commission of Brazil – CVM ,CVM/SEP/GEA-2/N° 16/09, wishes to clarify the following news items published yesterday in the Brazilian press:

(i) “Petrobras invests US$ 6 billion in cleaner diesel” and "is to disburse more than US$ 2 billion to begin the supply of S-10 diesel fuel”

Petrobras wishes to clarify that in the course of announcing the results of the first days of supply of S-50 diesel, a reference was made to future investments for improving the quality of diesel fuel. The Business Plan for the 2008-2012 period envisages total investments of approximately US$ 29.6 billion in the downstream segment, of which US$ 8.6 billion was allocated to improve the quality of fuels in general. Although the current Plan is presently under revision and investments for the post-2012 period have not yet been announced, continued investment in improving product quality is a component of the Company’s strategy. In this respect, an announcement was published on January 14th, stating that the Company “is expected to invest more than US$ 2 billion for the supply of S-10 diesel as from 2013.”

(ii) “Petrobras is seeking to renegotiate the cost of the P-61 platform”:

The Company wishes to clarify that the bidding process for the construction of the platforms P-61 and P-63 were cancelled due to the high prices of the proposals received. Consequently, the Company has set up an in-house Working Group to analyze options for the development of the Papa-Terra Project. The final model to be adopted is conditional on the conclusions of this Working Group.

(iii) “Supplier rescinds contract”:

The Company informs that this news makes reference to the cancellation of a contract between one of its drilling rig suppliers and the shipyard, and is unrelated to the contract signed between the supplier company and Petrobras. Petrobras has already requested an explanation from the supplier company but has not yet received an official reply. For this reason, the Company is unable to provide additional clarifications. Petrobras will continue to take all actions deemed appropriate to obtain the drilling rigs it requires to execute its business plan.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.